Exhibit 99.1

ALLOT COMMUNICATIONS LTD. (the "Company") Notice of Annual Meeting of Shareholders of the Company
The Company is pleased to announce the Annual Meeting of shareholders of the Company, which will take place on October 20, 2014, at 2:30 p.m. [Israel time] at the offices of the Company, at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon [Israel] (the "Meeting").

The items that are on the agenda of the Meeting:

1.
To reelect Itzhak Danziger as a Class II director of the board of directors of the Company (the “Board”), to serve until the 2017 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.
To elect Miron (Ronnie) Kenneth as a Class II director of the Board, to serve until the 2017 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.	To approve the compensation package payable to the Company’s newly appointed President and Chief Executive Officer, Mr. Andrei Elefant (the “CEO”).
4.	To approve the indemnity undertaking with the CEO.
5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2014 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

6.	To report on the business of the Company for the fiscal year ended December 31, 2013, including a review of the fiscal 2013 financial statements.
7.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.
The date for determining the right of all the shareholders to vote at the meeting is September 10, 2014.  The last date for submitting proposals for consideration at the Annual Meeting is September 23, 2014.  The last date for submitting a statement of position is October 9, 2014.    The last date for submitting a proxy card is October 19, 2014, at 2:30 p.m. [Israel time]. To receive more information regarding the Meeting and the agenda items, see the Immediate Report on the matter of calling the Annual Meeting and the Proxy Statement, as it will be published by the Company on the Magna distribution site www.magna.isa.gov.il and the website of the [Tel Aviv] Stock Exchange www.maya.tase.co.il.